Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

July 11, 2022

Via EDGAR

Division of Corporation Finance Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Geoffrey Kruczek

Re:	Global Consumer Acquisition Corp Amendment No. 3 to Preliminary Proxy on Schedule 14A
Filed June 13, 2022
File No. 001-40468

Dear Ms. Donahue and Mr. Kruczek:

On behalf of Global Consumer Acquisition Corp. (the “Company”'), we are hereby responding to the letter dated June 13, 2022 (the “Comment Letter”) from the staff (the “Staff”-) of the Securities and Exchange Commission (the “Commission”-), regarding the Company’s Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed on June 13, 2022, File No. 001-40468 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 4 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Summary of this Proxy Statement, page 17

1.	Please provide updated disclosures related to GACQ and GP Global given your inclusion of updated financial statements in the filing.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosures beginning on page 17 of the Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 86

2.	We note your response to prior comment 1; however, based on disclosures that Mr. Pai is the controlling member of the Sponsor and owns 100% of the equity of GP Global, please more fully explain to us how you determined the combination between GACQ and GP Global under the maximum redemption scenario should not be accounted for as entities under common control.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 and throughout the Amended Proxy Statement and submits that that Mr. Pai is not a controlling member of the Sponsor. Mr. Pai indirectly owns a minority interest (approximately 15% of the outstanding equity interests) in the Sponsor. In addition, Mr. Pai exercises no control over the Sponsor, has no voting rights other than through his 15% equity interest, and shares management rights with respect to the Sponsor with Mr. Rojan Ajila and Mr. Kirtan Patel (acting unanimously). Other equity holders unaffiliated with Mr. Pai and unaffiliated with this transaction have larger equity positions with the Sponsor. Moreover, as disclosed on page 1 and throughout the Amended Proxy Statement, due to his position as Co-Chairman of the GACQ Board and as the owner of a 15% non-controlling interest in the Sponsor, Mr. Pai recused himself as part of the process that had been agreed by all GACQ directors from both Board discussions and Board vote regarding a Business Combination with GP Global. Accordingly, the Company believes that the accounting treatment for the combination between GACQ and GP Global under the maximum redemption scenario is correct.

3.	Refer to page 86. Please update the disclosures related to GP Global to disclose the actual historical financial statements included in the filing.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosures beginning on page 89 of the Amended Proxy Statement

4.	Refer to pages 89 and 94. We note under the maximum redemption scenarios in both pro forma balance sheets you reflect negative cash balances of $(72) million and $(74) million as of 3/31/22. We also note disclosures in Note 4(L) and Note 7(I) indicate if cash shortfalls occur you will offer the Luminex Seller, in lieu of cash, a promissory note and/or shares to make up the shortfall. Based on your disclosures, it is not clear what, if any, negotiations you have had with the Luminex Seller regarding your intentions or whether they have agreed to receive debt and/or shares in lieu of cash. Please be advised the purpose of pro forma financial statements is to provide investors with sufficient information about the impact of probable transactions to allow them to make informed decisions. In this regard, it is not clear how you determined it is appropriate to present negative cash balances in the pro forma financial statements since it does not reflect outcomes that can occur. Please revise the pro forma financial statements to comply with Article 11 of Regulation S-X or explain to us how and why you believe the current presentation is meaningful or appropriate.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosures beginning on page 134 of the Amended Proxy Statement and has revised the pro formas to reflect the currently probable financings.

5.	Refer to pages 94 and 95. Please address the following:

•	correct the footnote reference to cash from F to E in the pro forma adjustments assuming minimum redemption column;

•	correct the balance of other non-current liabilities in the pro forma combined assuming maximum redemption column; and

•	correct the subtotals related to total shareholders’ equity (deficit) and total liabilities, temporary equity and shareholders’ deficit in the pro forma adjustments assuming minimum redemption column since the current totals do not foot, do not cross-foot, and do not correspond to the amount of adjustments to total assets.

RESPONSE: The Company acknowledges the Staff’s comment and has provided corrective disclosure beginning on page 97 of the Amended Proxy Statement

6.	Refer to page 96. It appears the numbers of shares used to compute pro forma earnings per share under both the minimum and maximum redemption scenarios for the transaction between GACQ and Luminex should be consistent with the numbers of shares used on page 97 and disclosed in Note 10. Please advise or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has provided corrective disclosures beginning on page 99 of the Amended Proxy Statement.

7.	Refer to the disclosures in Note 3 on page 101. Please present amounts rounded to thousands to be consistent with other disclosures in the pro forma financial statements. This comment is also applicable to disclosures in the pro forma footnotes.

RESPONSE: The Company acknowledges the Staff’s comment and has present amounts rounded to thousands as requested.

8.	Refer to Note 4(E) on page 103 and Note 7(E) on page 107. We note the material difference between the cash purchase price for Luminex in this amendment relative to the prior amendment. Based on disclosures regarding the purchase price of Luminex and the amount of debt to be assumed in the acquisition, exclusive of lease liabilities, it is not clear how you determined the current pro forma adjustments to cash and the related purchase price allocations provided in Note 4(F) and Note 7(F) are accurate. Please explain why you believe the current pro forma adjustment amounts are appropriate or revise them, and the related purchase price allocations, to accurately reflect the purchase price for Luminex.

RESPONSE: The Company acknowledges the Staff’s comment and revised notes 4(E), 4(F), 7(E) and 7(F) to provide clarity regarding the purchase price of Luminex.

9.	Refer to note 4(G) on page 104. We note your disclosure that the pro forma financial statements now reflect the issuance of 10.5 million shares for the stock purchase of GP Global is not consistent with the disclosure in Note 10 and not consistent with other disclosures throughout the filing that indicate 8.6 million shares will be issued to acquire GP Global. Please correct and consistently disclose the number of shares to be issued to acquire GP Global throughout the filing.

RESPONSE: The Company acknowledges the Staff’s comment and has corrected and consistently disclosed the number of shares to be issued to acquire GP Global throughout the Amended Proxy Statement

10.	Refer to Note 5(AA) on page 105 and Note 8(AA) on page 108. Since your pro forma statements of operations are required to reflect the transactions is if they occurred on 1/1/21, it is not clear why pro forma adjustments for transaction costs are included in the pro forma statements of operations on pages 91 and 96 for the period ended 3/31/22. Please clarify or revise. It is also not clear how the pro forma adjustment amounts for Note 6(AA) and Note 9(AA) were determined or how they correspond to the amounts presented in the notes they are cross-referenced to. It appears the transaction costs recorded in the pro forma statements of operations for the year ended 12/31/21 on pages 93 and 97 should be the total amounts of expenses not yet incurred disclosed in the cross- referenced notes rather than the adjustments to cash. Please clarify or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has deleted items 5(AA) and 8(AA) and has revised items 6(AA) and 9(AA) to provide additional information.

11.	Refer to Note 5(CC) and Note 5(DD) on page 105. Please ensure all intangible asset amounts and related amortization expense calculations disclosed in each note correspond with the related amounts disclosed in Note 4(F) and Note 4(H). This comment is also applicable to the disclosures in Note 6(CC) and Note 6(DD) relative to the amounts disclosed in Note 4(F) and Note 4(H) and the amounts disclosed in Note 8(CC) and Note 9(CC) relative to the amounts disclosed in Note 7(F).

RESPONSE: The Company acknowledges the Staff’s comment and has ensured that such amounts and calculations correspond with related disclosures in the Amended Proxy Statement

Proposed Financing Transactions in Connection with the Business Combination, page 112

12.	Please revise the disclosures you provided related to proposed financing transactions to explain and quantify the potential impact each proposed financing would have on the combined company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure appearing on page 31 of the Amended Proxy Statement and adjusted the pro formas accordingly.

For the avoidance of doubt, the Company would like to take this opportunity to inform the Staff of the Company’s reasonable expectations with respect to the relationship between the proposed financing transactions on the one hand, and the shareholders’ meeting and closing of the Business Combination on the other hand.

As set forth beginning on page 31 of the Amended Proxy Statement the Company is in receipt of (1) an executed proposal letter from Lender 1 for an aggregate credit facility of approximately $90 million, (2) an executed a proposal letter outlining the essential terms of a potential agreement whereby Lender 2 would provide a $53 million senior secured credit facility, and (3) an executed letter of intent whereby a purchaser would acquire a 100% fee interest in the real property of Luminex and GP Global and then, as landlord, lease the properties back to the Combined Company, as tenant, under a master lease in a sale/leaseback transaction. As disclosed in the Amended Proxy Statement, the Company offers no assurances that it will be able to successfully negotiate and execute a definitive agreement with respect to these transactions.

Based upon current market conditions and negotiations to date, the Company believes that it is possible that none of these proposed transactions will move towards definitive documentation until after a successful shareholder vote on the Business combination and that a shareholder vote in favor of the Business Combination is likely the lynchpin in securing these transactions. Accordingly, as disclosed on page 33 of the Amended Proxy Statement and in a separate risk factor on the matter, the Company, Luminex and GP Global envision a likely scenario where the successful negotiation, finalization and execution of definitive documentation for these transactions occurs in the weeks following the meeting, which would, accordingly, result in the Closing Date occurring several weeks after the meeting.

Therefore, the Company endeavors to provide accurate and informative disclosure in the proxy statement, in the hopes of clearing SEC comments as expeditiously as possible, move to a shareholders’ meeting that approves the Business Combination, and negotiate, finalize and close the financings arrangements immediately prior to or simultaneously with the closing of the Business Combination. If and when definitive documentation with respect to the proposed financings becomes finalized and executed, the Company will inform investors through, among other avenues, appropriate SEC filings.

Consolidated Financial Statements - GP Global

Report of Independent Registered Public Accounting Firm, page F-74

13.	We note you provided updated audited financial statements to comply with prior comment 8; however, we also note the current audit report is not signed. Please have the auditor provide a revised signed audit report as required by Rule 2-02(a)(2) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has included in the Amended Proxy Statement the executed audit report.

General

14.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that, as set forth in the Amended Proxy Statement, the Combined Company’s business and affairs will be organized under the direction of its board of directors. The Combined Company’s board will consist of six members upon the consummation of the Business Combination: Rohan Ajila, Gautham Pai, Art Drogue, Tom Clausen, Sergio Pedrero and Denis Tse. Their biographies are set forth in the Amended Proxy Statement. The Combined Company’s Board will be chaired by Mr. Ajila and Mr. Pai. The primary responsibilities of the Combined Company’s board will be to provide oversight, strategic guidance, counseling and direction to the Combined Company’s management. The Combined Company’s board will meet on a regular basis and additionally as required. GACQ’s current board has established an audit committee, a compensation committee, and a nominating and corporate governance committee, and the Company expects those committees to continue after the consummation of the Business Combination. In addition, the Combined Company’s board will have the authority to appoint additional committees to perform certain management and administration functions.

Management of the Company has discussed current risk management policies and procedures conducted by the targets with management at both Luminex and GP Global, and after internal discussions, the Company expects that the full board of the Combined Company will exercise risk management oversight as a single body, with a view of supporting the achievement of organizational objectives, including strategic objectives, improving long-term organizational performance and enhancing shareholder value. With respect to Russia’s invasion of Ukraine, the Company expects that the board will receive periodic reports from management regarding the impact of the conflict on the Combined Company, including as regards cybersecurity, sanctions, employees, suppliers, and operations in affected regions. The Company expects that the board of the Combined Company will consider whether any such events have had, or are reasonably likely to have, a material impact on the Combined Company, and act accordingly in compliance with, among other things, the federal securities laws.

15.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure at pages 49 through 51 and 58 through 60 of the Amended Proxy Statement. Management at the Company, Luminex and GP Global discussed the risk of potential cyberattacks referenced in the comment and confirm that all applicable disclosure related to this matter are now set forth in the Amended Proxy Statement.

16.	If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure at pages 44, 221 and 233 of the Amended Proxy Statement. Management at the Company, Luminex and GP Global discussed inflationary pressures and related matters referenced in the comment and confirm that all applicable disclosure related to this matter are now set forth in the Amended Proxy Statement.

17.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure at pages 44, 45 and 241 of the Amended Proxy Statement. Management at the Company, Luminex and GP Global discussed supply chain disruptions and related matters referenced in the comment and confirm that all applicable disclosure related to this matter are now set forth in the Amended Proxy Statement.

18.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure at pages 49 through 51, 58 through 60, and 241 of the Amended Proxy Statement. Management at the Company, Luminex and GP Global discussed cybersecurity risks and related matters referenced in the comment and confirm that all applicable disclosure related to this matter are now set forth in the Amended Proxy Statement.

19.	Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had no material impact on operations, supply chain, liquidity or capital resources for any of the Company, Luminex and GP Global. Management at the Company, Luminex and GP Global discussed the impacts of COVID-19 and related matters referenced in the comment and confirm that all applicable disclosure related to this matter are set forth in the Amended Proxy Statement.

20.	Please tell us where in your disclosure the five-year financial model appears, as discussed in your response to prior comment 10. In this regard, your disclosure on page 152 indicates that management prepared the projections, whereas your revisions in response to prior comment 10 indicate Whitewater may have prepared those materials. Please also revise to discuss the "detailed analysis to support the numbers in the summary and extracts that included a revenue analysis, a gross margin analysis, an EBITDA margin analysis, an inventory & working capital analysis and a financial ratios analysis," as mentioned on page 131. Explain clearly and directly whether and, if so, how, the board used these materials and the five-year financial model in reaching its conclusion to enter into the business combinations.

RESPONSE: The Company acknowledges the Staff’s comment. As discussed with Staff in a telephone call on July 6, 2022:

•	The five-year financial model is not reproduced in the disclosure due to its nature. First, the model is in the form of an Excel Workbook comprised of hundreds of print sheets. There are several sheets such as Income Statement, Balance Sheet, Cash Flows, Assumptions, Ratios, Debt Schedule, Inter-company Adjustments, and Working Capital for different entities under each target. For example, for Luminex, there are several of the above sheets for Candle-lite, PartyLite and corporate and for GP Global the sheets include MVP Group, Primacy, Goose Creek, as well as for aggregated pro-forma combined entity. Second, we respectfully remind the Staff that the model was never presented to the GACQ Board in connection with their deliberations. Instead, as set forth on page 133 of the Amended Proxy Statement, the model was presented to and discussed with GACQ management for their use in analyzing the transactions. As set forth on page 134 of the Amended Proxy Statement, a summary extract (comprised of financial statements) of the model was discussed with the GACQ Board when the GACQ Board reviewed and analyzed a variety of materials in connection with their deliberations. Those materials are enumerated on page 135 of the Amended Proxy Statement. Third, there is confidential and trade secret information such as customer information, revenue trend, product margins, and other granular costs, in the five-year financial model, which, if put into the public domain, would compromise the competitiveness of each of the targets and also potentially violate confidentiality agreements with such customers. Accordingly, and as discussed with Staff, the Company believes that inclusion of the model in the disclosure would be unhelpful to investors. The Company would be glad to supply the Staff with the model under separate cover if the Staff so wishes.

•	The Company has now clarified throughout the Amended Proxy Statement that no projections were prepared by Whitewater and that all projections were prepared by each of Luminex and GP Global with respect to their separate businesses and provided to GACQ for use by GACQ and Whitewater.

•	The Company has added clarifying disclosure with respect to the “detailed analysis to support the numbers . . .” on page 134 of the Amended Proxy Statement.

•	The Company has set forth clarifying disclosure on page 134 and 135 of the Amended Proxy Statement explaining how the GACQ Board used materials in reaching its conclusion to enter into the business combinations.

21.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosures beginning on page 69 of the Amended Proxy Statement. Aside from the disclosed persons, no other person or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.

22.	Please identify each prospective counterparty to each financing arrangement added to your disclosure in this amendment.

RESPONSE: The Company acknowledges the Staff’s comment. Despite the Company’s request, none of the prospective counterparties to the proposed financing arrangements discussed in the Amended Proxy Statement have consented to being identified by name in the document at this stage. As disclosed in the Amended Proxy Statement, Lender 1 is the commercial banking arm of one of the largest US based multinational investment banks, Lender 2 is an affiliate of a US based private investment firm with more than $40 billion AUM, focused primarily on investments in middle market businesses, and the counterparty in the proposed sale/leaseback arrangement is a privately-owned US based real estate investment firm backed by a US based private equity fund with more than $50 billion of AUM. The Company would be pleased to send confidential copies of the proposal letters to the Staff if that would prove useful.

23.	We note your revisions in response to prior comment 11. Please clarify how, notwithstanding the changes you describe, the Board determined that the opinion remains valid. Include any material analysis the board conducted that underlies its determination.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 172 through 173 of the Amended Proxy Statement.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner